KPMG LLP
205 - 5th Avenue SW	Telephone (403) 691-8000
Suite 3100, Bow Valley Square 2	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pengrowth Energy Corporation

We consent to the use of our reports, each dated February 24, 2016, with respect to the financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form F-3D (No. 333-180888) and Form F-10 (No. 333-204089) of Pengrowth Energy Corporation.

Chartered Professional Accountants
February 24, 2016
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.